Summary Translation	Exhibit 4.52

Domestic Factoring Agreement

Contract No. : ABC(2012)1011-1: 13062020120000169

Borrower : Shijie Kaiyuan Auto Trade Co., Ltd.

Lender : Agricultural Bank of China, Shijiazhuang North City Branch

Signing Date : October 7, 2012

Loan Amount : RMB45,000,000

Length of maturity : From August 21, 2012 to February 10, 2013

Use of Loan : Vehicle Purchases

Loan Interest : 6.16%

Date of Draft : October 7, 2012

Withdrawal Amount : RMB45,000,000

Payment Method : Pay interest on monthly basis, and repayments of the loan shall be in accordance with the Transfer Schedule of Accounts Receivable attached hereto.

Repayment Date : February 28, 2013

Transfer Schedule of Accounts Receivable : Ganglian Finance Leasing Co., Ltd. will transfer a total amount of RMB 50,373,090 to ABC Shijiazhuang North City Branch on February 28, 2013.